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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                           (Amendment No. ____)

                     Zanart Entertainment Incorporated
- --------------------------------------------------------------------------
                             (Name of Issuer)

   Common Stock, $.0001 par value                  989004-403
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

 Dennis J. Block, Weil, Gotshal & Manges, LLP, 767 Fifth Avenue, New York,
                      New York 10153, (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                            September 11, 1996
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [x].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No.       989004-403              13D


     1     NAME OF REPORTING PERSON:    Sailfish Investments LLC

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New Jersey
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       925,000
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     none
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  925,000
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       none
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       925,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.26%

    14     TYPE OF REPORTING PERSON:    OO
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     Item 1.  Security and Issuer.
              -------------------

               This statement on Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock"), of Zanart
     Entertainment Incorporated, a Florida corporation (the "Issuer"). The address of the Issuer's principal executive office is 3333 West Commercial Blvd., Ft. Lauderdale, Florida 33309.

     Item 2.  Identity and Background.
              ------------------------

               The person filing this statement on Schedule 13D is Sailfish Investments LLC, a New Jersey limited liability company ("Sailfish Investments"). Sailfish Investments' principal business is acquiring, owning and investing in securities, including shares of the Common Stock of the Issuer. The business address of Sailfish Investments is 380 Middlesex Avenue, Carteret, New Jersey 07008. The members of Sailfish Investments are Arthur M. Goldberg and the Arthur M. Goldberg Lifetime Trust and the principal manager of Sailfish Investments is Arthur M. Goldberg. Mr. Goldberg is a director of the Issuer.

               Mr. Goldberg's business address is 380 Middlesex Avenue, Carteret, New Jersey 07008. Mr. Goldberg's present principal employment is as the Chairman of the Board of Directors, President and Chief Executive Officer of the Bally Entertainment Company, a Delaware corporation and holding company of various operating subsidiaries involved in the operation of casino resorts, with principal offices located at 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631. Mr. Goldberg is a citizen of the United States. The Arthur M. Goldberg Lifetime Trust (the "Trust") was organized in the State of New Jersey and its

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     business address is 380 Middlesex Avenue, Carteret, New Jersey 07008.

               During the past five years, none of Sailfish Investments, Mr. Goldberg or the Trust have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
     (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

               Sailfish Investments acquired the 925,000 shares of Common Stock which it directly owns as a result of the merger ("Merger") of Zanart Subsidiary, Inc., a Florida corporation and wholly-owned subsidiary of the Issuer, with and into Continuecare Corporation, a Florida corporation ("Continuecare"), pursuant to an Agreement and
     Plan of Merger, dated August 9, 1996, between Issuer and Continuecare (the "Merger Agreement"). The Merger became effective on September
     11, 1996, as a result of which the 925,000 shares of common stock of Continuecare owned by Sailfish Investments were converted into 925,000 shares of Common Stock of the Issuer. The Issuer changed its name to Continuecare
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     Corporation upon the effectiveness of the Merger.  Mr. Goldberg became a director of the Issuer upon the effectiveness of the Merger.

               Sailfish Investments acquired from Continuecare the 925,000 shares of common stock of Continuecare which it directly owned prior to the Merger for a total consideration of $1,850,000, with the proceeds of capital contribution from its members.

     Item 4.  Purpose of Transaction.
              ----------------------

               The response to Item 3 of this Schedule 13D, insofar as it relates to the Merger Agreement, is hereby incorporated by reference in this response. Sailfish Investments acquired the shares of Common Stock which it owns for investment purposes only. Sailfish Investments reserves the right to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise, subject to and depending upon availability at prices it deems favorable. Sailfish Investments additionally reserves the right to dispose of the Common Stock it owns in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions prevailing at the time and other factors then deemed relevant. Except as set forth above, Sailfish Investments has no present plans or intentions which would result in or relate to any of the
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     transactions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

               (a)  Items 7 through 11 and 13 of the cover page of this
     Schedule 13D which relate to the ownership of Common Stock by Sailfish Investments are hereby incorporated by reference in this response.
     The response to Item 3 of this Schedule 13D, insofar as it relates to the Merger Agreement, is also incorporated by reference in this response.

               As of September 11, 1996, Sailfish Investments directly owned 925,000 shares of Common Stock, constituting approximately 8.26% of the outstanding shares of Common Stock based upon 11,202,983 shares of Common Stock outstanding as of September 11, 1996.

               As a result of Mr. Goldberg being a controlling member and principal manager of Sailfish Investments, Mr. Goldberg may be deemed the beneficial owner (as defined in Rule 13d-3 promulgated by the Commission under the Securities Exchange Act of 1934, as amended) of all the shares of Common Stock directly owned by Sailfish Investments.

               (b) Items 7 through 10 of the cover page of this Schedule 13D which relate to Sailfish Investments' voting and dispositive power with respect to the shares of the Common Stock which it beneficially owns are hereby incorporated by reference
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     in this response.  Mr. Goldberg, as a controlling member and principal manager of Sailfish Investments, has the power to direct the voting and disposition of shares of Common Stock owned by Sailfish Investments. The Trust does not have any power to direct the voting or disposition of such shares of Common Stock.

               (c) The response to Item 3 of this Schedule 13D, insofar as it relates to the Merger Agreement, is incorporated by reference in this response. None of Sailfish Investments, Mr. Goldberg or the Trust has effected any other transaction in the Common Stock during the past sixty (60) days.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer
               ------------------------------------------------------

               The response to Item 3 of this Schedule 13D, insofar as it relates to the Merger Agreement, is hereby incorporated by reference in this response.

               Sailfish Investments is a party to a Registration Rights Agreement pursuant to which the Issuer has agreed to file and use its best efforts to cause to become effective under the Securities Act of 1933 as amended, a shelf registration statement on Form S-3, with respect to the sale of shares of Common Stock owned by the stockholders parties thereto, including the shares of Common Stock owned by Sailfish Investments, and to maintain such registration statement effective for a period of two years.

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               Except for the information set forth in this Schedule 13D, none of Sailfish Investments, Mr. Goldberg or the Trust is a party to any contract, arrangement, understanding or relationship with respect to securities of the Issuer.

     Item 7.  Materials to Be Filed as Exhibits
              ---------------------------------

               None
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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 20, 1996


                                   SAILFISH INVESTMENTS LLC


                                   By:   /s/ Arthur M. Goldberg
                                      --------------------------------
                                       Arthur M. Goldberg, Manager







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